FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2009

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant's name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes   No   X

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the risk that the European Acquisition will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, expected revenue synergies and cost savings from the acquisition may not be fully realized or realized within the expected time frame, revenues following the acquisition may be lower than expected, any anticipated benefits from the consolidation of the European paper business may not be achieved, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, possible early termination of alternative fuel tax credits, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

We have included in this announcement an estimate of total synergies from the proposed acquisition of M-real's coated graphic paper business and the integration of the acquired business into our existing business. The estimate of synergies that we expect to achieve following the completion of the proposed acquisition is based on assumptions which in the view of our management were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of our management's knowledge and belief, the expected course of action and the expected future financial impact on our performance due to the proposed acquisition. However, the assumptions about these expected synergies are inherently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in this estimate of synergies. There can be no assurance that we will be able to successfully implement the strategic or operational initiatives that are intended, or realise the estimated synergies. This synergy estimate is not a profit forecast or a profit estimate and should not be treated as such or relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi for the fiscal 2009 or beyond.





3rd

quarter results for
the period ended
June 2009

sappi

sappi

Sales by product group *



●	Coated fine paper	67%
●	Uncoated fine paper	7%
●	Coated specialities	7%
●	Commodity paper	7%
●	Pulp	11%
●	Other	1%

Sales by source *



●	North America	25%
●	Europe	53%
●	Southern Africa	22%

Sales by destination *



●	North America	25%
●	Europe	48%
●	Southern Africa	13%
●	Asia and Other	14%

Net operating assets **



●	Fine paper	67%
●	Forest products	33%

for the period ended June 2009

*** as at June 2009*

Financial summary

- Net cash generated US$106 million

- Good progress on debt refinancing

- Global economy remains weak

- Production curtailed in all regions to match supply to demand

- Stronger Rand impacts SA margins unfavourably

- Basic loss per share 12 US cents

- Acquisition synergies on track

	Quarter ended			Nine months ended	
	June 2009	Mar 2009	June 2008	June 2009	June 2008
Key figures: (US$ million)					
Sales	1,316	1,313	1,494	3,816	4,344
Operating (loss) profit	(7)	6	(23)	56	289
Special items – (gains) losses *	(6)	(23)	111	(61)	(12)
Operating (loss) profit excluding special items	(13)	(17)	88	(5)	277
EBITDA excluding special items **	93	82	182	281	560
Basic (loss) earnings per share (US cents) *	(12)	(7)	(17)	(16)	37
Net debt ****	2,770	2,735	2,667	2,770	2,667
Key ratios: (%)					
Operating (loss) profit to sales	(0.5)	0.5	(1.5)	1.5	6.7
Operating (loss) profit excluding special items to sales	(1.0)	(1.3)	5.9	(0.1)	6.4
Operating (loss) profit excluding special items to Capital Employed (ROCE) **	(1.1)	(1.6)	8.1	(0.2)	8.8
EBITDA excluding special items to sales	7.1	6.2	12.2	7.4	12.9
Return on average equity (ROE) ****	(12.7)	(7.5)	(15.1)	(5.4)	10.3
Net debt to total capitalisation ****	57.5	59.4	61.5	57.5	61.5

* Refer to page 10 for details on special items.
** Refer to page 22, Supplemental Information for the reconciliation of EBITDA excluding special items to (loss) profit for the period.
*** Comparative figures have been revised in accordance with IAS 33 to reflect the impact of the rights offer.
**** Refer to page 21, Supplemental Information for the definition of the term.
The table above has not been audited or reviewed.

Commentary

Strong cash generation was a feature of our results for the quarter and benefited from management's actions to reduce working capital and limit capital expenditure to essential items. Net cash generated of US$106 million for the quarter included cash of US$55 million from unwinding fixed-to-floating interest rate swaps.

Global economic conditions remained depressed in the quarter resulting in continued weak conditions in most of our coated paper markets. There are indications that the reduction of inventories in the customer supply chain has run its course, resulting in improved order inflows in many markets towards the end of the quarter.

Conditions in pulp markets, including the chemical cellulose markets, improved significantly in terms of both demand and US Dollar prices, late in the quarter.

Sales volumes for the quarter were slightly up on the prior quarter but 3% down on the equivalent quarter last year despite the additional capacity from our European acquisition earlier in the year.

Average prices realised by the group for the quarter were approximately 9% lower than average prices realised a year ago.

We continued to match our supply to demand and manage our inventory levels by curtailing production during the quarter. Our finished goods inventories declined a further 5% in volume terms compared to March 2009.

Prices of our inputs continued to reduce and had a favourable effect on variable costs during the quarter, in most regions. Our actions to manage raw material usage had a further favourable effect.

Management of fixed costs remains a focus area in all our businesses. During the quarter we announced that we were entering discussions with labour representatives on the permanent reduction of 90 positions at Kirkniemi Mill and 49 positions at Biberist Mill.

The integration of the coated graphics paper business from M-real continued to progress well. During the quarter M-real ceased production of coated graphic paper at Hallein and Gohrsmühle mills, reducing industry capacity by 640,000 tons or approximately 7%. We have proceeded to transfer the order books from these mills to our own mills which we expect to improve our volumes and margins going forward. Achievement of the synergies from the acquisition are on track and we expect to achieve approximately €60 million of synergies in the nine months to September 2009 and to achieve the previously announced level of synergies of €120 million per annum within three years.

During the quarter we initiated alternative fuel tax credit claims in North America and reported a benefit of US$37 million for the period, which is treated as a special item and included in operating profit. We expect to receive the cash proceeds during the fourth financial quarter. Under current US legislation these credits expire on 31 December 2009. There can be no assurance that they will not expire sooner. In connection with the refinancings currently in progress, it has been agreed that the alternative fuel tax credit will be added to EBITDA excluding special items for covenant purposes.

Operating loss excluding special items was US$13 million for the quarter, an improvement on the loss of US$17 million in the prior quarter and compares with a profit of US$88 million a year ago. Our European business returned to profitability, excluding special items, as a result of the ramp up of synergy achievement and cost reduction, despite poor operating levels. The North American business improved its performance and its run rate by the end of the quarter had returned to operating profitability excluding special items. The Southern African business was impacted by the strengthening of the Rand relative to the US Dollar, weak domestic demand and low pulp prices in the quarter, resulting in an operating loss excluding special items.



Special items for the quarter largely comprise an unfavourable fair value adjustment on plantations of US$25 million and the favourable alternative fuel tax credit of US$37 million. The operating loss of US$7 million for the quarter compares with a profit of US$6 million in the prior quarter and a loss of US$23 million a year ago.

Net finance costs for the quarter were US$70 million, up from US$40 million in the prior quarter, largely as a result of an unfavourable non-cash change in the value of financial instruments of US$27 million. This includes an upfront unfavourable non-cash change in the fair value of the previously mentioned interest rate swaps which were unwound in the quarter of US$20 million. This will be more than offset by the positive amortisation of the underlying borrowings over the next three years in the amount of US$46 million.

The effective tax rate for the quarter was 19%. The group did not benefit from the tax relief on reported losses as a result of the losses in certain regions where a deferred tax asset has not been raised.

The basic loss per share for the quarter was 12 US cents compared to a loss of 17 US cents in the equivalent quarter a year ago.

Cash flow and debt

Net cash generated of US$106 million for the quarter largely comprised cash generated by operations of US$77 million and cash released from working capital reduction of US$93 million less capital expenditure of US$54 million. Net finance costs in terms of cash flow were negligible in the quarter as a result of the US$55 million benefit of unwinding fixed-to-floating interest rate swaps which offset the cash finance costs.

Net debt was unfavourably impacted by currency movements of US$142 million as a result of the strengthening of the Euro and Rand relative to the US Dollar, our reporting currency, and therefore increased by US$35 million to US$2.8 billion during the quarter, although in local currency debt reduced by the equivalent of US$106 million.

For the nine months to June, net cash generated (excluding cash invested in the acquisition from M-real) was US$62 million.

Refinancing update

Sappi has made good progress with its refinancing, which is aimed to extend the maturity of its debt. We have raised approximately US$800 million of senior secured notes due in 2014 in two tranches: €350 million (US$497 million) and US$300 million, with coupons of 11.75% and 12% and yields of 13.125% and 13.375% respectively. The proceeds have been paid into escrow pending the finalisation of the replacement revolving credit facility (RCF) of approximately €200 million and OeKB term loan of €400 million as well as documentation of security for the respective lenders, all of which we expect to have completed by the end of the September quarter.

We intend to use the net proceeds from this offering to repay debt. We expect to repay a portion of our short term debt and may elect to repay other debt. We also intend to repay all or part of the €220 million vendor loan notes issued to M-real at a discount.

US$60 million was also raised in the South African bond market and will be used to repay short term debt.

The successful completion of our refinancing will take care of our liquidity and significant debt maturities for at least the next three years; however as a result of interest rates available in current financial market conditions, our refinancings will lead to a substantial increase in finance costs.

Operating Review for the Quarter

Sappi Fine Paper

	Quarter ended June 2009 US$ million	Quarter ended June 2008 US$ million	% change	Quarter ended March 2009 US$ million
Sales	1,098	1,224	(10.3)	1,112
Operating profit (loss)	19	36	(47.2)	(43)
Operating profit (loss) to sales (%)	1.7	2.9	–	(3.9)
Special items – (gains) losses	(32)	–	–	8
Operating (loss) profit excluding special items	(13)	36	–	(35)
Operating (loss) profit excluding special items to sales (%)	(1.2)	2.9	–	(3.1)
EBITDA excluding special items	74	113	(34.5)	48
EBITDA excluding special items to sales (%)	6.7	9.2	–	4.3
RONOA pa (%)	(1.4)	4.4	–	(4.3)

There was a US$22 million improvement in the operating result excluding special items of the fine paper business compared to the prior quarter as a result of the favourable turnaround in the European business and improvement in the result of the North American business. However, the much lower operating rates in Europe and North America resulting from weak global market conditions resulted in a substantial decline in operating profit excluding special items, compared to a year earlier.



Europe

	Quarter ended June 2009 US$ million	Quarter ended June 2008 US$ million	% change (US$)	% change (Euro)	Quarter ended March 2009 US$ million
Sales	729	705	3.4	19.3	737
Operating profit (loss)	0	10	–	–	(21)
Operating profit (loss) to sales (%)	0	1.4	–	–	(2.8)
Special items – losses	4	0	–	–	0
Operating profit (loss) excluding special items	4	10	(60.0)	(52.8)	(21)
Operating profit (loss) excluding special items to sales (%)	0.5	1.4	–	–	(2.8)
EBITDA excluding special items	62	55	12.7	28.8	34
EBITDA excluding special items to sales (%)	8.5	7.8	–	–	4.6
RONOA pa (%)	0.7	1.9	–	–	(4.2)

The European business returned to operating profit excluding special items in the quarter as a result of synergy achievement, lower input prices and fixed cost reductions. Operating rates were approximately 75% as we continued to curtail production to match demand.

Sales volumes were similar to the prior quarter.

Average prices achieved within Europe were stable in the quarter. There were some improvements in export prices. The average prices achieved for the business in Euro terms were slightly lower compared to the prior quarter as a result of an increased proportion of exports and reels in the overall sales mix for the period.

The achievement of synergies progressed well and in the six months we have owned the business we have achieved approximately €38 million of synergies. We expect to achieve approximately €60 million in the nine months to September 2009 and the previously announced level of €120 million per annum within three years. The rate of synergy realisation will accelerate following the cessation of coated graphic paper production at M-real's Hallein and Gohrsmühle mills and the transfer of their order books to our mills.

North America

	Quarter ended June 2009 US$ million	Quarter ended June 2008 US$ million	% change	Quarter ended March 2009 US$ million
Sales	291	424	(31.4)	301
Operating profit (loss)	24	25	(4.0)	(24)
Operating profit (loss) to sales (%)	8.2	5.9	–	(8.0)
Special items – (gains) losses	(37)	–	–	8
Operating (loss) profit excluding special items	(13)	25	–	(16)
Operating (loss) profit excluding special items to sales (%)	(4.5)	5.9	–	(5.3)
EBITDA excluding special items	13	53	(75.5)	8
EBITDA excluding special items to sales (%)	4.5	12.5	–	2.7
RONOA pa (%)	(4.9)	9.2	–	(5.9)

Sales volumes improved slightly in the quarter compared to the prior quarter but were 23% lower than a year ago. Average prices realised declined in the quarter compared to the prior quarter and were 11% down compared to a year ago. Prices achieved for pulp started improving during the quarter after sharp declines in the previous two quarters.

Action taken by management to reduce costs including suspending operations at Muskegon Mill, reducing the sales and administrative overheads and reducing unit consumption of raw materials, has helped offset poor market conditions and improve the result of the business to an operating profit excluding special items in the month of June.

The alternative fuel tax credit of US$37 million for the quarter is included in operating profit and treated as a special item.



Fine Paper South Africa

	Quarter ended June 2009 US$ million	Quarter ended June 2008 US$ million	% change (US$)	% change (Rand)	Quarter ended March 2009 US$ million
Sales	78	95	(17.9)	(9.8)	74
Operating (loss) profit	(5)	1	–	–	2
Operating (loss) profit to sales (%)	(6.4)	1.1	–	–	2.7
Special items – losses	1	–	–	–	–
Operating (loss) profit excluding special items	(4)	1	–	–	2
Operating (loss) profit excluding special items to sales (%)	(5.1)	1.1	–	–	2.7
EBITDA excluding special items	(1)	5	–	–	6
EBITDA excluding special items to sales (%)	(1.3)	5.3	–	–	8.1
RONOA pa (%)	(8.3)	3.2	–	–	4.6

Demand levels were weak in the quarter and prices were under downward pressure as a result of the strength of the Rand compared to the US Dollar.

The business recorded an operating loss for the quarter despite reducing operating costs.

Forest Products

	Quarter ended June 2009 US$ million	Quarter ended June 2008 US$ million	% change (US$)	% change (Rand)	Quarter ended March 2009 US$ million
Sales	218	270	(19.3)	(11.2)	201
Operating (loss) profit	(26)	(60)	–	–	48
Operating (loss) profit to sales (%)	(11.9)	(22.2)	–	–	23.9
Special items – losses (gains)	19	111	–	–	(31)
Operating (loss) profit excluding special items	(7)	51	–	–	17
Operating (loss) profit excluding special items to sales (%)	(3.2)	18.9	–	–	8.5
EBITDA excluding special items	12	68	(84.4)	(80.7)	32
EBITDA excluding special items to sales (%)	5.5	25.2	–	–	15.9
RONOA pa (%)	(1.7)	12.0	–	–	4.6

The Forest Products business was impacted by weak domestic volumes and downward pressure on local prices in the quarter, which was partly offset by lower costs. Demand for chemical cellulose strengthened in the quarter, allowing us to recommence the ramp up of the Saiccor expanded capacity. Utilisation of the additional capacity remained low in the quarter resulting in unabsorbed fixed costs and depreciation related to the expansion, which will be eliminated as the mill approaches full capacity by the end of September 2009. Prices for chemical cellulose started to recover during the quarter, in line with NBSK pulp which increased from a low of US$577 per ton in March 2009 to US$644 per ton in July, still US$260 per ton below the peak in 2008.

The sharp strengthening of the Rand relative to the US Dollar had a severe direct impact on export revenue received in Rand and on domestic prices as a result of import competition.

The unfavourable special items of US$19 million for the region in the quarter relate to an unfavourable plantation fair value adjustment partly offset by an insurance payout from our captive insurance company to Forest Products. The insurance payment has no net effect on group special items.



Outlook

Although global economic conditions remain weak we have seen improvement in pulp markets and some of our coated graphic paper export markets. In addition, inventory reduction in the coated graphic paper supply chain has largely run its course and we have started seeing order levels closer to end use demand levels. We also expect demand, particularly for reels, to strengthen during the next quarter which is historically the seasonally strongest quarter, and for our operating rates to improve in Europe and North America.

The chemical cellulose market improved markedly during our third financial quarter in terms of both demand and pricing. Sappi Saiccor Mill is responding by ramping up its production following the 30% capacity expansion commissioned last September, and expects to achieve close to full capacity by our financial year end and improve sales volumes during the next quarter as production increases.

Other factors which are expected to improve results are the achievement of further alternative fuel tax credits in North America of approximately US$40 million which will be reported as a special item, subject to continued availability under US law, accelerated synergy achievement in respect of the European acquisition integration, the benefits of fixed and variable cost reduction action and potential for some further input price reduction realisation.

Against this background, we expect to return to operating profitability excluding special items during the next quarter. Cash generation is expected to be positive for the quarter.

We will continue to focus on cash generation and debt reduction. We expect capital expenditure for the full year to be less than US$200 million and to continue to carefully manage capex at that level in order to prioritise debt reduction.

The successful completion of our refinancing will take care of our liquidity and significant debt maturities for at least the next three years. With our well structured business and decisive management action, we are strongly placed to ride out the current economic downturn and take full advantage of our leading market positions and efficient asset base when conditions improve.

On behalf of the board

R J Boëttger   M R Thompson
Director   Director   30 July 2009

sappi limited

(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284

Other information *(this information has not been reviewed)*

special items

Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash.

Special items, excluding interest and tax effects, for the relevant periods are:

	Quarter ended June 2009 US$ million	Quarter ended June 2008 US$ million	Nine months ended June 2009 US$ million	Nine months ended June 2008 US$ million
Plantation price fair value adjustment	25	105	(44)	(12)
Restructuring provisions raised (released)	2	–	10	(3)
Profit on disposal of property, plant and equipment	–	(1)	(1)	(5)
Asset impairments	1	1	6	3
Fuel tax credit	(37)	–	(37)	–
Integration costs	3	–	3	–
Fire, flood, storm and related events	–	6	2	5
	(6)	111	(61)	(12)

key regional figures

		Quarter ended June 2009 Metric tons (000's)	Quarter ended June 2008 Metric tons (000's)	Nine months ended June 2009 Metric tons (000's)	Nine months ended June 2008 Metric tons (000's)
Sales volume					
Fine Paper –	North America	300	389	919	1,164
	Europe	746	637	2,061	1,918
	Southern Africa	70	87	222	246
	Total	1,116	1,113	3,202	3,328
Forest Products –	Pulp and paper operations	355	347	968	1,039
	Forestry operations	218	279	649	726
Total		1,689	1,739	4,819	5,093
		US$ million	US$ million	US$ million	US$ million
Sales					
Fine Paper –	North America	291	424	955	1,231
	Europe	729	705	2,027	2,040
	Southern Africa	78	95	226	271
	Total	1,098	1,224	3,208	3,542
Forest Products –	Pulp and paper operations	204	249	567	747
	Forestry operations	14	21	41	55
Total		1,316	1,494	3,816	4,344



Other information *(this information has not been reviewed)*

	Quarter ended June 2009 US$ million	Quarter ended June 2008 US$ million	Nine months ended June 2009 US$ million	Nine months ended June 2008 US$ million
Operating (loss) profit				
Fine Paper – North America	24	25	(7)	62
Europe	–	10	(8)	47
Southern Africa	(5)	1	(1)	5
Total	19	36	(16)	114
Forest Products	(26)	(60)	71	167
Corporate and other	–	1	1	8
Total	(7)	(23)	56	289
Special items – (gains) losses				
Fine Paper – North America	(37)	–	(29)	2
Europe	4	–	4	(4)
Southern Africa	1	–	1	–
Total	(32)	–	(24)	(2)
Forest Products	19	111	(44)	(10)
Corporate and other	7	–	7	–
Total	(6)	111	(61)	(12)
Operating (loss) profit excluding special items				
Fine Paper – North America	(13)	25	(36)	64
Europe	4	10	(4)	43
Southern Africa	(4)	1	–	5
Total	(13)	36	(40)	112
Forest Products	(7)	51	27	157
Corporate and other	7	1	8	8
Total	(13)	88	(5)	277
EBITDA excluding special items				
Fine Paper – North America	13	53	40	144
Europe	62	55	146	178
Southern Africa	(1)	5	10	17
Total	74	113	196	339
Forest Products	12	68	76	212
Corporate and other	7	1	9	9
Total	93	182	281	560

forward-looking statements

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to, the impact of the global economic downturn, the risk that the European Acquisition will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, expected revenue synergies and cost savings from the acquisition may not be fully realized or realized within the expected time frame, revenues following the acquisition may be lower than expected, any anticipated benefits from the consolidation of the European paper business may not be achieved, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, possible early termination of alternative fuel tax credits, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

We have included in this announcement an estimate of total synergies from the acquisition of M-real's coated graphic paper business and the integration of the acquired business into our existing business. The estimate of synergies that we expect to achieve following the completion of the acquisition is based on assumptions which in the view of our management were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of our management's knowledge and belief, the expected course of action and the expected future financial impact on our performance due to the acquisition. However, the assumptions about these expected synergies are inherently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in this estimate of synergies. There can be no assurance that we will be able to successfully implement the strategic or operational initiatives that are intended, or realise the estimated synergies. This synergy estimate is not a profit forecast or a profit estimate and should not be treated as such or relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi for fiscal 2009 or beyond.

Group income statement



	Notes	Reviewed Quarter ended June 2009 US$ million	Reviewed Quarter ended June 2008 US$ million	% change	Reviewed Nine months ended June 2009 US$ million	Reviewed Nine months ended June 2008 US$ million	% change
Sales		1,316	1,494	(12)	3,816	4,344	(12)
Cost of sales		1,272	1,428		3,510	3,782	
Gross profit		44	66	(33)	306	562	(46)
Selling, general and administrative expenses		90	95		273	294	
Other operating income		(31)	–		(17)	(6)	
Share of profit from associates and joint ventures		(8)	(6)		(6)	(15)	
Operating (loss) profit	3	(7)	(23)	–	56	289	(81)
Net finance costs		70	45		131	100	
Net interest		44	43		116	106	
Finance cost capitalised		–	(1)		–	(16)	
Net foreign exchange (gains) losses		(1)	2		(12)	(3)	
Net fair value loss on financial instruments		27	1		27	13	
(Loss) profit before taxation		(77)	(68)	–	(75)	189	–
Taxation		(15)	(5)		(1)	55	
Current		3	7		7	11	
Deferred		(18)	(12)		(8)	44	
(Loss) profit for the period		(62)	(63)	–	(74)	134	–
Basic (loss) earnings per share (US cents)	1	(12)	(17)		(16)	37	
Weighted average number of shares in issue (millions)	1	515.8	362.2		471.5	362.0	
Diluted basic (loss) earnings per share (US cents)	1	(12)	(17)		(16)	37	
Weighted average number of shares on fully diluted basis (millions)	1	517.9	366.0		473.7	365.5	

Group balance sheet

	Reviewed June 2009 US$ million	Reviewed Sept 2008 US$ million
ASSETS		
Non-current assets	5,004	4,408
Property, plant and equipment	3,927	3,361
Plantations	702	631
Deferred taxation	38	41
Other non-current assets	337	375
Current assets	2,482	1,701
Inventories	831	725
Trade and other receivables	855	702
Cash and cash equivalents	796	274
Total assets	7,486	6,109
EQUITY AND LIABILITIES		
Shareholders' equity		
Ordinary shareholders' interest	2,049	1,605
Non-current liabilities	3,050	2,578
Interest-bearing borrowings	2,254	1,832
Deferred taxation	392	399
Other non-current liabilities	404	347
Current liabilities	2,387	1,926
Interest-bearing borrowings	1,293	821
Bank overdraft	19	26
Other current liabilities	1,017	1,025
Taxation payable	58	54
Total equity and liabilities	7,486	6,109
Number of shares in issue at balance sheet date (millions)	515.8	229.2



Group cash flow statement

	Reviewed Quarter ended June 2009 US$ million	Reviewed Quarter ended June 2008 US$ million	Reviewed Nine months ended June 2009 US$ million	Reviewed Nine months ended June 2008 US$ million
(Loss) profit for the period	(62)	(63)	(74)	134
Adjustment for:				
Depreciation, fellings and amortisation	125	115	336	344
Taxation	(15)	(5)	(1)	55
Net finance costs	70	45	131	100
Post employment benefits	(13)	(12)	(32)	(65)
Other non-cash items	(28)	76	(89)	(81)
Cash generated from operations	77	156	271	487
Movement in working capital	93	29	25	(134)
Net finance costs	–	(83)	(54)	(150)
Taxation paid	(3)	(40)	(5)	(56)
Dividends paid *	–	–	(37)	(73)
Cash retained from operating activities	167	62	200	74
Cash utilised in investing activities	(61)	(98)	(726)	(351)
Capital expenditure and other non-current assets	(59)	(98)	(138)	(351)
Acquisition of M-real	(2)	–	(588)	–
	106	(36)	(526)	(277)
Cash effects of financing activities	(57)	56	979	161
Net movement in cash and cash equivalents	49	20	453	(116)

Dividend no 85: 16 US cents per share paid on 28 November 2008

Group statement of recognised income and expense

	Reviewed Quarter ended June 2009 US$ million	Reviewed Quarter ended June 2008 US$ million	Reviewed Nine months ended June 2009 US$ million	Reviewed Nine months ended June 2008 US$ million
Exchange differences on translation of foreign operations	243	50	(44)	(222)
Sundry other movements in equity	1	(1)	1	1
Net income (expense) recorded directly in equity	244	49	(43)	(221)
(Loss) profit for the period	(62)	(63)	(74)	134
Total recognised profit (expense) for the period	182	(14)	(117)	(87)

Notes to the group results

1. **Basis of preparation**

    The condensed financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. The accounting policies and methods of computation used in the preparation of the results are consistent, in all material respects, with those used in the annual financial statements for September 2008 which are compliant with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

    The preliminary results for the nine month period and quarter ended June 2009 as set out on pages 13 to 20 have been reviewed in terms of the International Standard on Review Engagements 2410 by the group's auditors, Deloitte & Touche. Their unmodified review report is available for inspection at the company's registered offices.

    In November and December 2008, Sappi conducted a renounceable rights offer of 286,886,270 new ordinary shares of ZAR1.00 each to qualifying Sappi shareholders recorded in the shareholders register at the close of business on Friday 21 November 2008, at a subscription price of ZAR20.27 per rights offer share in the ratio of 6 rights offer shares for every 5 Sappi shares held. The rights offer was fully subscribed and the shareholders received their shares on 15 December 2008. The rights offer raised ZAR5,8 billion which was used to partly finance the acquisition of the coated graphic paper business of M-real and the related costs. In accordance with IAS 33, prior period basic, headline and diluted earnings per share have been restated to take into account the bonus element of the rights offer. The prior period weighted average number of shares has been adjusted by a factor of 1.58 (the adjustment factor). Please refer to page 21, Supplemental Information for a summary of this calculation.

2. **Reconciliation of movement in shareholders' equity**

	Reviewed Nine months ended June 2009 US$ million	Reviewed Nine months ended June 2008 US$ million
Balance – beginning of period	1,605	1,816
Total recognised expense for the period	(117)	(87)
Dividends paid	(37)	(73)
Rights offer	575	–
Costs directly attributable to the rights offer	(31)	–
Issue of new shares to M-real	45	–
Transfers to participants of the share purchase trust	2	6
Share based payment reserve	7	7
Balance – end of period	2,049	1,669



3. Operating (loss) profit

	Reviewed Quarter ended June 2009 US$ million	Reviewed Quarter ended June 2008 US$ million	Reviewed Nine months ended June 2009 US$ million	Reviewed Nine months ended June 2008 US$ million
Included in operating (loss) profit are the following non-cash items:				
Depreciation and amortisation	106	94	286	283
Fair value adjustment on plantations (included in cost of sales)				
Changes in volume				
Fellings	19	21	50	61
Growth	(20)	(20)	(52)	(55)
	(1)	1	(2)	6
Plantation price fair value adjustment	25	105	(44)	(12)
	24	106	(46)	(6)
Included in other operating income are the following:				
Asset impairments	1	1	6	3
Profit on disposal of property, plant and equipment	–	(1)	(1)	(5)
Restructuring provisions raised (released)	2	–	10	(3)
Integration costs	3	–	3	–
Fuel tax credit	(37)	–	(37)	–

4. Headline earnings per share *

Headline earnings per share (US cents) **	(12)	(17)	(15)	37
Weighted average number of shares in issue (millions) **	515.8	362.2	471.5	362.0
Diluted headline earnings per share (US cents) **	(12)	(17)	(15)	36
Weighted average number of shares on fully diluted basis (millions) **	517.9	366.0	473.7	365.5
Calculation of Headline earnings *				
(Loss) profit for the period	(62)	(63)	(74)	134
Asset impairments	1	1	6	3
Profit on disposal of property, plant and equipment	–	(1)	(1)	(5)
Tax effect of above items	–	1	–	1
Headline (loss) earnings	(61)	(62)	(69)	133

* Headline earnings disclosure is required by the JSE Limited.
** Prior period headline earnings per share has been restated for the bonus element of the rights offer in accordance with IAS 33. Please refer to page 21, Supplemental Information for a summary of this calculation.

5. Capital expenditure

Property, plant and equipment	54	103	147	377

	June 2009 US$ million	Sept 2008 US$ million
6. Capital commitments		
Contracted	71	76
Approved but not contracted	157	130
	228	206

Notes to the group results

	June 2009 US$ million	Sept 2008 US$ million
7. Contingent liabilities		
Guarantees and suretyships	45	38
Other contingent liabilities	7	7
	52	45

8. Material balance sheet movements

   Acquisition of M-real's coated graphic paper business

   See note 9 for details of how the acquisition is recorded in the balance sheet.

   Interest-bearing borrowings and cash and cash equivalents

   Included in long term borrowings is the EUR220 million (US$309 million) vendor loan note and the assumed interest-bearing debt both used to partly finance the acquisition of M-real's coated graphic paper business. During the nine months ended June 2009, the group also drew down EUR200 million (US$281 million) of its committed facilities and raised a further US$63 million in long-term bank loans. All of this is currently held in cash.

9. Acquisition

   On 31 December 2008, Sappi acquired M-real's coated graphic paper business for EUR750 million (US$1.1 billion). The transaction includes M-real's coated graphic paper business (excluding M-real's South African business), including brands and company knowledge, as well as four coated graphic mills.

   The acquisition was financed through a combination of equity, assumed debt, the cash proceeds from a rights offering and a vendor loan note.

   The acquired business contributed revenues of US$522 million, a net operating profit of US$8 million and a net loss of US$4 million to the group for the period from acquisition to 28 June 2009.

   Details of net assets acquired and goodwill are as follows:

	EURO	US$
Purchase consideration:		
Cash consideration	400	563
Shares issued *	32	45
Vendor loan note	220	308
Adjustments to working capital	(4)	(6)
Gain on forward exchange contract covering purchase consideration	(24)	(32)
Direct costs relating to the acquisition	23	32
Total purchase consideration	647	910
Provisional fair value of net identifiable assets acquired (see below)	647	910
Provisional goodwill **	–	–

   The assets and liabilities arising from the acquisition are as follows:

	EURO Acquiree's carrying amount	EURO Provisional fair value	US$ Acquiree's carrying amount	US$ Provisional fair value
Property, plant and equipment	634	531	892	747
Information technology related intangibles	2	2	3	3
Brand names	–	18	–	25
Inventories	118	115	166	162
Trade receivables	200	193	281	272
Prepayments and other debit balances	15	18	21	25
Cash and cash equivalents	5	5	7	7
Trade payables	(85)	(85)	(120)	(120)
Pension liabilities	(37)	(40)	(52)	(56)
Borrowings	(46)	(42)	(65)	(59)
Provisions	(4)	(4)	(6)	(6)
Other payables and accruals	(60)	(65)	(84)	(91)
Net deferred tax (liabilities) assets	(11)	1	(15)	1
Net identifiable assets acquired	731	647	1,028	910



Outflow of cash to acquire business, net of cash acquired:

	EURO	US$
Cash consideration	400	563
Direct costs relating to acquisition	23	32
Cash and cash equivalents in subsidiary acquired	(5)	(7)
Net cash outflow on acquisition	418	588

The provisional values determined as at March 2009 have been adjusted as follows to arrive at the provisional values as at June 2009

	EURO		US$	
		Provisional fair values **		
	March 2009	June 2009	March 2009	June 2009
Property, plant and equipment	494	531	695	747
Information technology related intangibles	2	2	3	3
Brand names	18	18	25	25
Inventories	116	115	163	162
Trade receivables	200	193	281	272
Prepayments and other debit balances	21	18	30	25
Cash and cash equivalents	5	5	7	7
Trade payables	(86)	(85)	(121)	(120)
Pension liabilities	(40)	(40)	(56)	(56)
Borrowings	(47)	(42)	(66)	(59)
Provisions	(4)	(4)	(6)	(6)
Other payables and accruals	(64)	(65)	(89)	(91)
Net deferred tax (liabilities) assets	13	1	18	1
Net identifiable assets acquired	628	647	884	910

	EURO	US$
Provisional goodwill at March 2009 **	27	38
Increase in fair values of net identifiable assets	(19)	(26)
Change in adjustments to working capital	(10)	(14)
Increase in direct costs relating to acquisition	2	2
Provisional goodwill at June 2009 **	0	0

* 11,159,702 Sappi shares were issued to M-real as partial payment of the acquisition price. The fair value of US$45 million (EUR32 million) was determined using Sappi's published market price at the date of exchange.

** The initial accounting for the business combination has been determined provisionally as at the end of the third quarter ended June 2009 because the group is still in the process of finalising the fair values of the identifiable assets and liabilites of the acquired business of M-real. The changes in provisional values from March 2009 to June 2009 are due to the group having access to more information that enabled us to update our initial determination of fair values and the purchase consideration.

Notes to the group results

		Reviewed Quarter ended June 2009 US$ million	Reviewed Quarter ended June 2008 US$ million	% change	Reviewed Nine months ended June 2009 US$ million	Reviewed Nine months ended June 2008 US$ million	% change
10. Regional information							
Sales							
Fine Paper –	North America	291	424	(31)	955	1,231	(22)
	Europe	729	705	3	2,027	2,040	(1)
	Southern Africa	78	95	(18)	226	271	(17)
	Total	1,098	1,224	(10)	3,208	3,542	(9)
Forest Products –	Pulp and paper operations	204	249	(18)	567	747	(24)
	Forestry operations	14	21	(33)	41	55	(25)
Total		1,316	1,494	(12)	3,816	4,344	(12)
Operating profit							
Fine Paper –	North America	24	25	(4)	(7)	62	–
	Europe	–	10	(100)	(8)	47	–
	Southern Africa	(5)	1	–	(1)	5	–
	Total	19	36	(47)	(16)	114	–
Forest Products		(26)	(60)	–	71	167	(57)
Corporate and other		–	1	(100)	1	8	100
Total		(7)	(23)	–	56	289	(81)
Net operating assets							
Fine Paper –	North America	1,035	1,064	(3)	1,035	1,064	(3)
	Europe	2,475	2,098	18	2,475	2,098	18
	Southern Africa	205	124	65	205	124	65
	Total	3,715	3,286	13	3,715	3,286	13
Forest Products		1,790	1,714	4	1,790	1,714	4
Corporate and other		72	27	167	72	27	167
Total		5,577	5,027	11	5,577	5,027	11



Supplemental Information *(this information has not been reviewed)*

general definitions

Average – averages are calculated as the sum of the opening and closing balances for the relevant period divided by two

Fellings – the amount charged against the income statement representing the standing value of the plantations harvested

NBSK – Northern Bleached Softwood Kraft pulp. One of the main varieties of market pulp, mainly produced from spruce trees in Scandinavia, Canada and north eastern USA. The NBSK is a benchmark widely used in the pulp and paper industry for comparative purposes

SG&A – selling, general and administrative expenses

Non-GAAP measures

The group believes that it is useful to report certain non-GAAP measures for the following reasons:

– these measures are used by the group for internal performance analysis;

– the presentation by the group's reported business segments of these measures facilitates comparability with other companies in our industry, although the group's measures may not be comparable with similarly titled profit measurements reported by other companies; and

– it is useful in connection with discussion with the investment analyst community and debt rating agencies.

These non-GAAP measures should not be considered in isolation or construed as a substitute for GAAP measures in accordance with IFRS

Acquisition – the acquisition of M-real's coated graphic paper business on 31 December 2008

Adjustment factor – this is calculated using the pre-announcement share price divided by the theoretical ex-rights price (TERP). TERP is the [(Number of new shares multiplied by the Subscription price) plus the (Number of shares held multiplied by the Ex-dividend share price)] all divided by the (Number of new shares plus the number of shares held prior to the rights offer)

Capital employed – shareholders' equity plus net debt

EBITDA excluding special items – earnings before interest (net finance costs), taxation, depreciation, amortisation and special items

Headline earnings – as defined in circular 8/2007 issued by the South African Institute of Chartered Accountants, separates from earnings all separately identifiable re-measurements. It is not necessarily a measure of sustainable earnings. It is a listing requirement of the JSE Limited to disclose headline earnings per share

Net debt – current and non-current interest-bearing borrowings, and bank overdraft (net of cash, cash equivalents and short-term deposits)

Net debt to total capitalisation – net debt divided by capital employed

Net operating assets – total assets (excluding deferred taxation and cash and cash equivalents) less current liabilities (excluding interest-bearing borrowings and bank overdraft)

Net assets – total assets less total liabilities

Net asset value per share – net assets divided by the number of shares in issue at balance sheet date

ROCE – return on average capital employed. Operating profit excluding special items divided by average capital employed

ROE – return on average equity. Profit for the period divided by average shareholders' equity

RONOA – return on average net operating assets. Operating profit excluding special items divided by average net operating assets

Special items – special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash

The above financial measures are presented to assist our shareholders and the investment community in interpreting our financial results. These financial measures are regularly used and compared between companies in our industry

Supplemental Information *(this information has not been reviewed)*

EBITDA excluding special items

	Quarter ended June 2009 US$ million	Quarter ended June 2008 US$ million	Nine months ended June 2009 US$ million	Nine months ended June 2008 US$ million
Reconciliation of (loss) profit for the period to EBITDA excluding special items [1]				
(Loss) profit for the period	(62)	(63)	(74)	134
Net finance costs	70	45	131	100
Taxation	(15)	(5)	(1)	55
Special items – (gains) losses	(6)	111	(61)	(12)
Operating (loss) profit excluding special items	(13)	88	(5)	277
Depreciation and amortisation	106	94	286	283
EBITDA excluding special items [1]	93	182	281	560

	June 2009 US$ million	Sept 2008 US$ million
Net debt (US$ million) [2]	2,770	2,405
Net debt to total capitalisation (%) [2]	57.5	60.0
Net asset value per share (US$) [2]	3.97	7.00

[1] In connection with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled EBITDA excluding special items to net profit rather than operating profit. As a result our definition retains minority interest as part of EBITDA excluding special items.

Operating profit excluding special items represents earnings before interest (net finance costs), taxation and special items. Net finance costs includes: gross interest paid; interest received; interest capitalised; net foreign exchange gains; and net fair value adjustments on interest rate financial instruments. See the group income statement for an explanation of the computation of net finance costs. Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit and loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash.

EBITDA excluding special items represents operating profit before depreciation, amortisation and special items.

We use both operating profit excluding special items and EBITDA excluding special items as internal measures of performance to benchmark and compare performance, both between our own operations and as against other companies. Operating profit excluding special items and EBITDA excluding special items are measures used by the group, together with measures of performance under IFRS, to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe they are useful and commonly used measures of financial performance in addition to net profit, operating profit and other profitability measures under IFRS because they facilitate operating performance comparisons from period to period and company to company. By eliminating potential differences in results of operations between periods or companies caused by factors such as depreciation and amortisation methods, historic cost and age of assets, financing and capital structures and taxation positions or regimes, we believe both operating profit excluding special items and EBITDA excluding special items can provide a useful additional basis for comparing the current performance of the operations being evaluated. For these reasons, we believe operating profit excluding special items and EBITDA excluding special items and similar measures are regularly used by the investment community as a means of comparison of companies in our industry. Different companies and analysts may calculate operating profit excluding special items and EBITDA excluding special items differently, so making comparisons among companies on this basis should be done very carefully. Operating profit excluding special items and EBITDA excluding special items are not measures of performance under IFRS and should not be considered in isolation or construed as a substitute for operating profit or net profit as indicators of the company's operations in accordance with IFRS.

[2] Refer to page 21, Supplemental Information for the definition of the term.



Supplemental Information *(this information has not been reviewed)*

summary rand convenience translation

	Quarter ended June 2009	Quarter ended June 2008	% change	Nine months ended June 2009	Nine months ended June 2008	% change
Key figures: (ZAR million)						
Sales	11,344	11,711	(3)	35,949	31,814	13
Operating (loss) profit	(60)	(180)	–	528	2,117	(75)
Special items – (gains) losses *	(52)	870	–	(575)	(88)	–
Operating (loss) profit excluding special items	(112)	690	–	(47)	2,029	–
EBITDA excluding special items *	802	1,427	(44)	2,647	4,101	(35)
Basic (loss) earnings per share (SA cents)	(103)	(133)	–	(151)	271	–
Net debt *	21,880	21,108	4	21,880	21,108	4
Key ratios: (%)						
Operating (loss) profit to sales	(0.5)	(1.5)		1.5	6.7	
Operating (loss) profit excluding special items to sales	(1.0)	5.9		(0.1)	6.4	
Operating (loss) profit excluding special items to Capital Employed (ROCE) *	(1.1)	7.9		(0.2)	8.7	
EBITDA excluding special items to sales	7.1	12.2		7.4	12.9	
Return on average equity (ROE)	(12.5)	(14.7)		(6.4)	10.2	
Net debt to total capitalisation *	57.5	61.5		57.5	61.5	

* Refer to page 21, Supplemental Information for the definition of the term.
The above financial results have been translated into ZAR from US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

exchange rates

	June 2009	Mar 2009	Dec 2008	Sept 2008	June 2008
Exchange rates:					
Period end rate: US$1 = ZAR	7.8990	9.5849	9.7148	8.0751	7.9145
Average rate for the Quarter: US$1 = ZAR	8.6197	9.8979	9.8584	7.8150	7.8385
Average rate for the YTD: US$1 = ZAR	9.4205	9.9015	9.8584	7.4294	7.3236
Period end rate: EUR 1 = US$	1.4054	1.3301	1.4064	1.4615	1.5795
Average rate for the Quarter: EUR 1 = US$	1.3651	1.3300	1.3471	1.5228	1.5747
Average rate for the YTD: EUR 1 = US$	1.3432	1.3288	1.3471	1.5064	1.5071

The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

Sappi ordinary shares* (JSE: SAP)



US Dollar share price conversion*



Historic share prices revised to reflect rights offer

Other interested parties can obtain printed copies of this report from:

South Africa:

Computershare Investor
Services (Proprietary) Limited
70 Marshall Street
Johannesburg 2001
PO Box 61051
Marshalltown 2107
Tel +27 (0)11 370 5000

United States:

ADR Depositary:

The Bank of New York Mellon
Investor Relations
PO Box 11258
Church Street Station
New York, NY 10286-1258
Tel +1 610 382 7836

Channel Islands:

Capita Registrars
(Jersey) Limited
12 Castle Street
St Helier
Jersey
JE2 3RT
Tel +44 (0)208 639 3399

this report is available on the Sappi website
www.sappi.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2009

SAPPI LIMITED,

By: /s/M. R. Thompson
Name: M. R. Thompson
Title: Chief Financial Officer